As filed with the Securities and Exchange Commission on March 9, 1998
             Securities Act File No. 333-41453 Commission File No. 0-13914


                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                            AMENDMENT NO. 1 TO
                                 FORM S-3

                          REGISTRATION STATEMENT
                                  Under
                        THE SECURITIES ACT OF 1933

                         TRIO-TECH INTERNATIONAL
          (Exact name of registrant as specified in its charter)
      California                                          95-2086631
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                       Identification No.)
                            355 Parkside Drive
                      San Fernando, California 91340
                              (818) 365-9200
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                       A. Charles Wilson, Chairman
                         Trio-Tech International
                            355 Parkside Drive
                      San Fernando, California 91340
                              (818) 365-9200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                             With copies to:
                          William J. Feis, Esq.
                  Troy & Gould Professional Corporation
                    1801 Century Park East, Suite 1600
                      Los Angeles, California 90067
                              (310) 553-4441
       Approximate date of commencement of proposed sale to public:
  From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box. [   ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering. [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

PROSPECTUS


                     TRIO-TECH INTERNATIONAL

                  699,200 SHARES OF COMMON STOCK


     This Prospectus relates to the offer by the securityholders named herein (the "Selling Securityholders") for sale from time to time of up to 699,200 currently outstanding shares (the "Shares") of common stock (the "Common Stock") of Trio-Tech International, a California corporation (the "Company"). To the extent required by applicable law or Securities and Exchange Commission regulations, this Prospectus shall be delivered to purchasers upon resale of the Shares by the Selling Securityholders. The Shares were issued to the Selling Securityholders in a private placement that was consummated on October 31 and November 4, 1997. The Company will not receive any proceeds from the sale of the Shares offered hereby. See "Use of Proceeds" and "Selling Securityholders."

     The Common Stock is quoted on the Nasdaq SmallCap Market under the symbol "TRTC." The closing price of the Common Stock as quoted on the Nasdaq SmallCap Market on March 5, 1998 was $5.00 per share.

     The Selling Securityholders have advised the Company that they may sell, directly or through brokers, all or a portion of the securities offered hereby in negotiated transactions or in one or more transactions in the market at the price prevailing at the time of sale. In connection with such sales, the Selling Securityholders and any participating broker may be deemed to be "underwriters" of the Common Stock within the meaning of the Securities Act of 1933, as amended. It is anticipated that usual and customary brokerage fees will be paid by the Selling Securityholders in all open market transactions. The Company will pay all other expenses of this offering. See "Plan of Distribution."


                    __________________________

     AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES
          A HIGH DEGREE OF RISK.  SEE "RISK FACTORS" ON
              PAGES 4 THROUGH 7 OF THIS PROSPECTUS.
                    __________________________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
             EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
              NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
                  STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

          The date of this Prospectus is March 11, 1998

                      AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy or information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: Seven World Trade Center, New York, New York 10048, and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov. The Common Stock of the Company is quoted on the Nasdaq SmallCap Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     Additional information regarding the Company and the securities offered hereby is contained in the Registration Statement of which this Prospectus is a part, and the exhibits thereto, filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549. Statements contained herein concerning the provisions of any document are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit or schedule to the Registration Statement. Each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the Commission.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission under the Exchange Act are incorporated in this Prospectus by reference: (a) the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 1997, filed with the Commission on September 16, 1997; (b) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1997, filed with the Commission on November 10, 1997; (c) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 26, 1997, filed with the Commission on February 5, 1998; (d) the Company's Current Report on Form 8-K, dated October 7, 1997, filed with the Commission on October 10, 1997; (e) the Company's Current Report on Form 8-K, dated November 19, 1997 filed with the Commission on December 3, 1997; (f) the Company's proxy statement furnished in connection with its Annual Meeting of Shareholders on December 8, 1997, filed with the Commission on October 27, 1997; (g) all other reports filed with the Commission pursuant to Section 13 and 15(d) of the Exchange Act since March 5, 1998 ; and
(h) the description of the Common Stock set forth in the Company's Registration Statement under the Exchange Act, including any amendment or report subsequently filed by the Company for the purpose of updating that description. The file number of each of the foregoing documents is 0-13914.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents that are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to Dale
C. Cheesman, Corporate Secretary, Trio-Tech International, 355 Parkside Drive, San Fernando, California 91340. Telephone requests may be directed to Mr. Cheesman at (818) 365-9200.

     _Safe_Harbor_Statement_under_the_Private_Securities_Litigation_Reform_Act_o
f_1995_.
~
~
~
     ~Except~for~the~historical~information~contained~herein,~the~matters~discus sed~in~this~Prospectus~are~forward-
looking~statements~which~involve~risks~and~uncertainties,~including~but~not~limi ted~to~economic,~competitive,~governmental,~technological,~international~and~oth er~factors~affecting~the~Company's~revenues,~operations,~markets,~products,~serv ices~and~prices,~and~other~factors~discussed~in~the~section~entitled~"Risk~Facto rs"~on~pages~4~through~7~of~this~Prospectus.~


                           THE COMPANY

     Trio-Tech International (the "Company"), directly and through its subsidiaries, owns and operates testing facilities that analyze the reliability of semiconductor devices; designs and manufactures equipment that tests the structural integrity of integrated circuits and silicon wafers and other electronic products; and is a value-added distributor in Southeast Asia and Ireland of products of third-party manufacturers of semiconductor and related electronic equipment. During the last two fiscal years, testing services accounted for more than half of the Company's revenues and substantially all of its operating profit. The Company has significant manufacturing, testing and distribution activities in Southeast Asia. Approximately 81% of the Company's revenues in the last two fiscal years were derived from its subsidiaries and joint ventures based in Singapore, Malaysia and Thailand. See "Risk Factors-- International Operations and Currency Fluctuations."{tc \l 2 " Trio-Tech International (the \"Company\"), directly and through its subsidiaries, owns and operates testing facilities that analyze the reliability of semiconductor devices; designs and manufactures equipment that tests the structural integrity of integrated circuits and silicon wafers and other electronic products; and is a value-added distributor in Southeast Asia and Ireland of products of third-party manufacturers of semiconductor and related electronic equipment. During the last two fiscal years, testing services accounted for more than half of the Company's revenues and substantially all of its operating profit. The Company has significant manufacturing, testing and distribution activities in Southeast Asia. Approximately 81% of the Company's revenues in the last two fiscal years were derived from its subsidiaries and joint ventures based in Singapore, Malaysia and Thailand. See "Risk Factors--International Operations and
Currency Fluctuations."

     Semiconductors are fundamental components of electronic equipment and systems. Integrated circuits consist of silicon "chips" of semiconductor material that perform electronic functions, encapsulated in packaging material, usually plastic or ceramic, having lead wires that connect to a printed circuit board. Integrated circuits have become increasingly complex, with greater capacity, versatility and smaller size. The protective packaging, whether ceramic, plastic or some other material, is intended to hold the device in place and to protect it against corrosion, oxidation, shock, handling, temperature and other hazards that can cause the device to fail. The Company manufactures and operates testing equipment for reliability analysis of both ceramic and plastic encapsulated integrated devices. Because of the importance of testing as part of the manufacturing process for high-reliability semiconductor devices, management believes that the quality, accuracy and reputation of its products and services, and to a lesser extent price, place the Company in a position to benefit from what it believes will be growth in the semiconductor industry in Southeast Asia, Europe and North America.

     The Company's testing laboratories in Singapore, Malaysia, Thailand and Ireland provide testing services for semiconductor devices and other electronic components to meet the requirements of military, aerospace, industrial and commercial applications. The laboratories perform a variety of tests, including stabilization bake, thermal shock, temperature cycling, mechanical shock, constant acceleration, gross and fine leak tests, vibration testing, electrical testing, and static and dynamic burn-in tests. The Company also provides tape and reel, visual inspection and integrated circuit packaging and assembly services as an additional service in its facilities.

     The Company designs and manufactures equipment for the testing of integrated circuits, including centrifuges, leak testers, rate of turn tables, heat and humidity testing equipment, burn-in systems, and wafer level temperature test systems. The recent acquisition of KTS Incorporated, doing business as Universal Systems ("Universal") has added wafer cleaning equipment used in the processing and production of semiconductor devices. See "Recent Developments--Acquisition of Universal Systems."

     In addition to planned expansion of the Company's operations within the U.S., the Company's Far East operations, using the Company's non-repatriated cash deposits, have budgeted expenditures of approximately $2,000,000 for fiscal 1998 to capitalize on what management believes are promising opportunities for business expansion in that region.

     The Company was incorporated under the laws of the State of California in July 1958. The Company declared a 3-for-2 stock split in the form of a 50% stock dividend on its Common Stock, payable to shareholders of record as of September 30, 1997. All information in this Prospectus regarding shares and per share amounts has been adjusted to reflect this stock split. The Company's principal executive office is located at 355 Parkside Drive, San Fernando, California 91340. Its telephone number is (818) 365-9200.

                           RISK FACTORS

~
    The~securities~offered~hereby~are~speculative~in~nature,~involve~a~high~deg ree~of~risk,~and~should~not~be~purchased~by~any~investor~who~cannot~afford~the~l oss~of~his~entire~investment.~~Prior~to~making~an~investment~decision~with~respe ct~to~the~securities~offered~hereby,~prospective~investors~should~carefully~con-
sider,~along~with~the~other~matters~discussed~in~this~Prospectus,~the~following~
risk~factors:~

VARIABILITY OF OPERATING RESULTS

    The Company's operating results are affected by a wide variety of factors that could materially affect revenues and profitability or lead to significant variability of quarterly or annual operating results. These factors include, among others, factors relating to economic and market conditions in the semiconductor industry; market acceptance of Company products and services; changes in technologies in the semiconductor industry, which could affect demand for the Company's products and services; changes in testing processes; the impact of competition; the lack of long-term purchase or supply agreements with customers and vendors; changes in military or commercial testing specifications which could affect the market for the Company's products and services; difficulties in profitably integrating acquired businesses, if any, into the Company; the loss of key personnel or the shortage of available skilled employees; international political or economic events; currency fluctuations; and other technological, economic, financial and regulatory factors beyond the Company's control. Unfavorable changes in these or other factors could materially and adversely affect the Company's financial condition or results of operations.

CYCLICALITY OF AND DEPENDENCE ON THE SEMICONDUCTOR INDUSTRY

    The Company's sales of testing equipment and test laboratory testing volume depend primarily upon the capital expenditures of semiconductor manufacturers, assemblers and other testing companies worldwide, which in turn depend on the current and anticipated market demand for integrated circuits and products utilizing semiconductor devices. The global semiconductor industry generally, and the semiconductor testing equipment industry in particular, are volatile, cyclical and historically have experienced periodic downturns and slowdowns, which have had a negative effect on the semiconductor industry's demand for capital equipment and testing services, including the types offered by the Company. These downturns and slowdowns have adversely affected the Company's operating results in the past.

    Downturns have been characterized by reduced testing volume, diminished product demand, product overcapacity and downward pressure on the selling prices for semiconductor products. No assurance can be given that any future downturn in the semiconductor industry will not be severe or that the Company's financial condition or results of operations will not be materially and adversely affected by such downturns or other developments. In addition, a reduction in purchases or use of testing services by one or more primary customers could materially adversely affect the Company's financial results.

RAPID TECHNOLOGICAL CHANGE

    The semiconductor industry is characterized by increasing diversity and complexity of integrated circuits and semiconductor products. As a result, the Company may need to offer more advanced testing technologies and processes in the future in order to meet competitive industry conditions and customer requirements. This could require significant capital expenditures in future years. In addition, advances in technology typically lead to significant price erosion for products tested with older testing technologies, and this could lead to the Company's current products and services becoming less competitive. The Company's ability to remain competitive will depend in part on its ability to develop new products and to introduce these products at competitive prices and on a timely and cost-effective basis. The Company's ability to develop new and enhanced products will depend on a variety of factors, including identification of changing customer needs, effective completion of product design and production, good product performance in the field, and effective sales and marketing. Because new product development must be planned well in advance of sales, new product decisions must anticipate both future demand and the technology that will be available to supply that demand. This process could require the Company to incur additional engineering expenses and, as new products are introduced, to experience warranty claims or product returns. If the Company does not successfully introduce new products or enhanced versions of its current products in a timely manner, the Company's competitive position in the industry could be impaired and the Company's revenues adversely affected.

INTERNATIONAL OPERATIONS AND CURRENCY FLUCTUATIONS

    Approximately 88% of the Company's net revenues for fiscal 1996 and 1997 were attributable to sales to and services for customers outside of the United States. Approximately 84% of the Company's revenues were generated from its businesses in Southeast Asia. The Company expects that its non-U.S. sales and services will continue to generate the major part of its future revenues. Testing services in

 Southeast Asia, which accounted for a majority of the Company's revenues in the last two fiscal years, were performed primarily for American companies, and to a lesser extent German companies, selling products and doing business in that region. The Company's principal activities in Southeast Asia are conducted in Singapore, Malaysia and Thailand. International activities are subject to a variety of risks associated with foreign political, economic and business events and social and cultural differences. Unfavorable world or national developments could have a material adverse effect on the Company's business, financial condition and results of operations.

    A significant portion of the Company's revenues are denominated in Singapore, Malaysian and other currencies. Consequently, a portion of the Company's costs, revenues and operating margins may be affected by fluctuations in exchange rates, primarily between the U.S. Dollar and such foreign currencies. The Company is also affected by fluctuations in exchange rates to the extent there is a mismatch between its foreign currency denominated assets and liabilities. The effects of such fluctuations are partially mitigated over the short term by the hedging of foreign currency exposure through U.S. Dollar borrowings and forward foreign exchange rate contracts, as well as purchasing non-Southeast Asian currency denominated short-term instruments. The Company also reduces the risks associated with such fluctuations by purchasing certain equipment and supplies in U.S. Dollars and seeking payment, when possible, in U.S. Dollars for its goods and services. Fluctuations in foreign currency relative to U.S. currency could have a material adverse effect on the Company's financial results.

    A recent currency devaluation in Thailand and weaknesses in currency exchange rates in Southeast Asia relative to the U.S. dollar have negatively affected the balance sheet valuations of assets which are denominated in foreign currencies, resulting in a decrease in the Company's shareholders' equity. In addition, unsettled economic conditions in Thailand, Malaysia, Singapore and elsewhere have had some effect on orders by semi-conductor companies for the Company's testing services. Although the Company has continued to manage its operations profitably, extended economic instability could adversely affect the Company's financial condition or results of operations.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

    The Company holds U.S. patents relating to its pressurization humidity testing equipment and its temperature test products and systems, but in general does not rely on patent or trade secret protection for its products or technology. In the absence of such protection, competitors may be able to copy and replicate the Company's technology and designs. There can be no assurance that competitors will not develop technologies similar to or more advanced than the Company's, and no assurance can be given that the Company's current or future products will not infringe on patents of others.

COMPETITION

    The semiconductor equipment and testing industries are intensely competitive. Significant competitive factors include price, technical capabilities, quality, automation, reliability, product availability and customer service. In each of the markets it serves, the Company faces competition from established competitors and potential new entrants, many of which have greater financial, engineering, manufacturing and marketing resources than the Company. New products or testing facilities offered by competitors could cause a decline in revenues or a loss of market acceptance of the Company's existing products and services. Increased competitive pressure could also lead to intensified price-based competition, resulting in lower prices which could adversely affect the Company's operating results. There can be no assurance that such competition will not adversely affect the Company's financial condition or results of operations.

CUSTOMER CONCENTRATION

    The semiconductor manufacturing industry is highly concentrated, with a relatively small number of large manufacturers and assemblers accounting for a substantial portion of the Company's revenues from product sales and testing revenues. Sales to particular customers may fluctuate significantly from quarter to quarter and year to year. Sales of equipment and services to the Company's two largest customers accounted for approximately 27%, 34% and 35% of its total revenues in fiscal 1995, 1996 and 1997, respectively. The ability of the Company to maintain close, satisfactory relationships with its customers is essential to the stability and growth of its business. The loss of or reduction or delay in orders from significant customers, or delays in collecting accounts receivable from significant customers, could adversely affect the Company's financial condition and results of operations.

LIMITED MARKET FOR CERTAIN PRODUCTS

    To the extent that semiconductor manufacturers and assemblers purchase testing equipment from the Company or its competitors, the likelihood that they will make further purchases of such equipment, or that they will contract for testing services by the Company's laboratories, may be affected. Over time, the acquisition of testing equipment by such companies may reduce their need to have testing performed by outside laboratories such as those operated by the Company, even though military or other specifications require certain testing to be done by independent laboratories. The Company has experienced a gradual increase in the percentage of revenues derived from testing services, as compared to product sales. The Company believes that there is a growing trend toward outsourcing of the integrated circuit test process and, as a result, anticipates continued growth in the test laboratory business. However, in an attempt to diversify the Company's sales mix, the Company will seek to develop and introduce new or advanced products, and to acquire other companies in the semiconductor equipment manufacturing business, such as Universal Systems. See "Recent Developments-- Acquisition of Universal Systems." There can be no assurance that these objectives of the Company will be achieved or that they will be profitable.

ACQUISITION AND INTEGRATION OF UNIVERSAL SYSTEMS

    The Company completed its acquisition of Universal Systems in November
1997. See "Recent Developments--Acquisition of Universal Systems." Universal was organized and commenced operations in July 1996. The future success and profitability of Universal will depend on the success of Universal's continuing product development, engineering and marketing activities. Universal must compete with other manufacturers of products and systems for the cleaning, rinsing and drying of semiconductor devices, and intends to work on developing more fully automated products and systems. The Company believes that Universal's potential value to the Company will require the development of a demonstration prototype of a fully automated wafer cleaning work station and the establishment of a Beta Site work station with a customer. There can be no assurance that the business and products of Universal will generate satisfactory sales and operating profits.

DEPENDENCE ON KEY SUPPLIERS

    The Company has no written contracts with any of its key suppliers. Such suppliers may terminate their relationships with the Company at any time without notice. If any outside suppliers terminate their relationships with the Company, there can be no assurance that the Company would find satisfactory replacement suppliers or that they would not be more expensive than the current suppliers.

DEPENDENCE ON KEY PERSONNEL

    The Company's success will, to a large extent, depend on the continued services of Yong Siew Wai, President and Chief Executive Officer; Victor H. M. Ting, Senior Vice President and Chief Financial Officer; and the Company's other key senior executives and engineering, marketing, sales, productions and other personnel. The Company does not have employment agreements with Messrs. Yong or Ting, but it is the beneficiary of key man life insurance in the amount of $6 million on Mr. Yong and $2 million on Mr. Ting. The Company also intends to obtain key man life insurance in the amount of $3 million on Tony DiPiero, the Chief Executive Officer of Universal. Any future inability to attract and retain the executive management and other key personnel that the Company requires could have a material adverse effect on the Company's business, financial condition and results of operations.

CONTROL BY PRINCIPAL SHAREHOLDERS, OFFICERS AND DIRECTORS

    Currently the Company's officers and directors and their affiliates beneficially own 44% of the Company's outstanding Common Stock, including options held by them that are exercisable within 60 days of the date of this Prospectus. As a result, such persons may have the ability to control and direct the business and affairs of the Company. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company.

NO DIVIDENDS ANTICIPATED

    The Company has never paid any cash dividends on its Common Stock. The Company anticipates that in the future, earnings, if any, will be retained for use in the business or for other corporate purposes, and it is not anticipated that cash dividends in respect of the Common Stock will be paid.




POSSIBLE DILUTIVE EFFECT OF OUTSTANDING OPTIONS AND WARRANTS

    As of March 4, 1998, there were 1,051,038 shares of Common Stock reserved for issuance upon exercise of stock options and warrants that have been granted or issued. 268,938 of the outstanding options and all of the 432,100 warrants are currently exercisable at exercise prices ranging from $1.52 to $7.70 per share. An additional 400,000 shares of Common Stock are reserved for issuance upon the exercise of options available for future grant under the Company's 1989 Stock Option Plan, 1998 Employee Stock

Option Plan and 1998 Non-Employee Director Stock Option Plan. Because the Company anticipates that the trading price of Common Stock at the time of exercise of any such options or warrants will exceed the exercise price, such exercise will have a dilutive effect on the Company's shareholders.

MARKET PRICE FLUCTUATIONS

    The trading price of the Common Stock has from time to time fluctuated widely and in the future may be subject to similar fluctuations in response to quarter-to-quarter variations in the Company's operating results, announcements of innovations or new products by the Company or its competitors, general conditions in the semiconductor industry and other events or factors. In addition, in recent years broad stock market indices, in general, and the securities of technology companies, in particular, have experienced substantial price fluctuations. Such broad market fluctuations may adversely affect the future trading price of the Common Stock.

                       RECENT DEVELOPMENTS

ACQUISITION OF UNIVERSAL SYSTEMS

    On November 19, 1997, the Company acquired KTS Incorporated, doing business as Universal Systems. Universal designs, manufactures, sells and services wafer cleaning work stations and related equipment used in the production and assembly of semiconductor products. The work stations and equipment perform cleaning, rinsing and drying functions required for processing of silicon wafers and other micro-electronic substrates in the semiconductor industry. Universal was organized and commenced operations in July 1996.

    The acquisition was structured as a purchase of stock. The aggregate purchase price consisted of $250,000 in cash, together with 37,500 shares of Common Stock of the Company. Tony DiPiero, the founder, sole shareholder and chief executive officer of Universal, has entered into a six-year employment contract with the Company. The Company has also granted a stock option to Mr. DiPiero to purchase 75,000 shares of Common Stock of the Company at a price of $6.67 per share. The acquisition agreement obligates the Company to make available to Universal $1,000,000 not later than January 18, 1998 for purposes of expanding Universal's business; an additional $1,000,000 not later than March 31, 1998 to be used in accordance with an agreed capital spending plan; and an additional $1,000,000 not later than March 31, 1999 provided Universal is achieving certain business objectives. The first $1,000,000 was provided to Universal by the Company in January 1998 from the Company's cash reserves, and the Company anticipates providing the second $1,000,000 by March 31, 1998 from the Company's cash reserves. In each case, such funds may be derived from cash reserves of the Company, borrowings, sales of stock or securities, equipment financing or leasing, or other sources. If the Company fails to provide the first $2,000,000 of such funds when and as specified, Mr. DiPiero will have the right to rescind his sale of Universal to the Company and to retain the $250,000 cash portion of the purchase price.

    Achievement of Universal's long-term objectives requires the development of automated wafer cleaning technologies. This will require the manufacture of an automated prototype and the establishment of a Beta Site work station with a customer. There can be no assurance that Universal will achieve these objectives or that it will generate a meaningful level of revenues and earnings.

STOCK SPLIT

    The Company declared a 3-for-2 stock split in the form of a 50% stock dividend on its Common Stock, payable to shareholders of record as of September 30, 1997. All information in this Prospectus regarding shares and per share amounts has been adjusted to reflect this stock split.

1998 STOCK OPTION PLANS

    At a meeting on September 30, 1997, the Board of Directors of the Company adopted two 1998 stock option plans. The shareholders of the Company approved both plans at the annual meeting of shareholders on December 8, 1997. The 1998 Employee Stock Option Plan provides for future grants of incentive stock options and nonqualified stock options to purchase up to 300,000 shares of Common Stock at not less than the market price of the Common Stock on the date of grant. Options granted pursuant to this plan will be exercisable at any time until September 2007.

    The Non-Employee Director Stock Option Plan provides for the grant of options to purchase an aggregate of 150,000 shares of Common Stock. Only members of the Board of Directors who are not full-time officers or employees of the Company or any subsidiary are eligible for options under this plan. The exercise price of options granted under this plan must be not less than the market price of the Common

Stock on the date of grant. At the board meeting on September 30, 1997, the Board also adopted a resolution that each non-employee member of the Board of Directors will receive an annual grant of options to purchase 5,000 shares of Common Stock. The date of grant of options under this plan for the current fiscal year is September 30, 1997, at an exercise price (adjusted for the stock split) of $8.67 per share; and the grant of future options for 5,000 shares to each non-employee director will be made automatically on July 1 of each year, commencing July 1, 1998.


                           USE OF PROCEEDS

     The Company will not receive any use of proceeds from the sale by the Selling Securityholders of any of the Shares offered hereby. The Company will pay all of the costs of this offering.


                            SELLING SECURITYHOLDERS

     The Shares offered hereby represent currently outstanding Common Stock of the Company issued to the Selling Securityholders in October 31 and November 4, 1997 in connection with a private placement financing by the Company. In connection with the issuance of the Shares, the Company entered into subscription agreements that require the Company to register the Shares issued to the Selling Securityholders. The Shares have been registered pursuant to such registration rights provisions.

     The terms of the issuance of the Shares were determined by arm's-length negotiations between the Company and the Selling Securityholders. Neither the Selling Securityholders nor any of their affiliates had or has any material relationship with the Company or its officers, directors or affiliates except as noted in the table below.

     The following table sets forth as of the date of this Prospectus the number and percent of shares of Common Stock beneficially owned by the Selling Securityholders, the number of shares of Common Stock offered hereby by the Selling Securityholders, and the number and percent of shares of Common Stock to be held by the Selling Securityholders after the conclusion of this offering.

                        _Before_Offering_           _After Offering_
                          Number                    Number
                            of            Number of    of
         Selling          Shares          Shares    Shares
    _Securityholders_    Benefici_ Percen_Being_Off Benefici_Percen
                           ally    t(2)_   ered_     ally   t(2)_
                         _Owned(1)                 _Owned(1
                            )_                     )(3)_
The Leonard & Joyce        27,600   1.0%    18,400   9,200      *
Wilstein Revocable
 Trust of 1986
Ron J. Wilstein            11,040      *     7,360   3,680      *
1994 Gary & Kathryn        11,040      *     7,360   3,680      *
Wilstein
 1994 Revocable Trust UA
9/28/94
Susan Wilstein             23,460      *    15,640   7,820      *
The Denise Wilstein Trus   23,460      *    15,640   7,820      *
of 1985
The Century Trust Dated    24,840      *    16,560   8,280      *
12/19/94
David Wilstein             27,600    1.0    18,400   9,200      *
Andrew D. Gilmour, Inc.    11,040      *     7,360   3,680      *
Watson Investment          22,080      *    14,720   7,360      *
Partners, LP
TRTC Acquisition, LLC      16,836      *    11,224   5,612      *
Paulson Partners            8,280      *     5,520   2,760      *
Fong Kan Sin                5,520      *     3,680   1,840      *
Chang Geok Lan              5,520      *     3,680   1,840      *
Soh Theng Tat               5,520      *     3,680   1,840      *
Low Leng Kwee               5,520      *     3,680   1,840      *
BHC Securities Inc. C/F     5,520      *     3,680   1,840      *
SDIRA
 SEP Richard C. Ross
Avocet Investment         110,400    4.1    73,600  36,800    1.4
Partners, L.P.
Richard Adelman            12,420      *     8,280   4,140      *
Delaware Charter Gty &     11,040      *     7,360   3,680      *
Trust
 FBO Richard Adelman
Tan Sim Seng               30,360    1.1    20,240  10,120      *
Robert L. Ciano            11,040      *     7,360   3,680      *
Soon Siew Kuan             33,120    1.2    22,080  11,040      *
Lim Hwee Poh               19,320      *    12,880   6,440      *
Simon Costello(4)           6,900      *     4,600   2,300      *
Lee A. Levine              41,400    1.5    27,600  13,800      *
John N. McVey               5,520      *     3,680   1,840      *
C and C Capital             6,900      *     4,600   2,300      *
Partnership
Camille Claudel             5,520      *     3,680   1,840      *
Corporation
Charles C. Myers           20,700      *    13,800   6,900      *
Gene Salkind               20,700      *    13,800   6,900      *
Linda Argenziano            6,900      *     4,600   2,300      *
Anthony Abramo              5,520      *     3,680   1,840      *
Leonard Brawer & Alan       6,900      *     4,600   2,300      *
Brawer JTWROS
Leonard Brawer & Sari       6,900      *     4,600   2,300      *
Kaplan JTWROS
Ventana Partners, L.P.     37,260    1.4    24,840  12,420      *
ParVest Partners, L.P.     37,260    1.4    24,840  12,420      *
Stephen S. Kutz            31,740    1.2    21,160  10,580      *
Arthur Rogovin & Sandra     6,072      *     4,048   2,024      *
Rogovin JTIC
Page Distributing Co.      11,040      *     7,360   3,680      *
Inc.
Felipe S. Cruz Revocable    6,900      *     4,600   2,300      *
Trust
Nancy E. Levine            13,800      *     9,200   4,600      *
Frank S. Gavin(5)          98,576    3.7    16,560  82,016    3.1
George Plaut                6,900      *     4,600   2,300      *
Edward V. Wilkinson         5,520      *     3,680   1,840      *
Nations Bank of Texas,     46,920    1.8    31,280  15,640      *
N.A., custodian
 for Aurora Foundation
Lai Keet Yee               11,040      *     7,360   3,680      *
Delaware Charter Gty &     52,440    2.0    34,960  17,480      *
Trust FBO
 Jack Gilbert
Richard Cullen              9,660      *     6,440   3,220      *
                            6,900      *     4,600   2,300      *
Joan F. Bick
Sheila Ann Sidlett          5,520      *     3,680   1,840      *
Gunther
Harold Mervin Holland an    5,520      *     3,680   1,840      *
Renee
 Gindi Holland Trust UDT
4/27/88
Robert Ginberg              6,762      *     4,508   2,254      *
Leonard Levine              3,450      *     2,300   1,150      *
Fandetti Family             6,900      *     4,600   2,300      *
Partnership, Ltd.
Orrin Devinsky             13,800      *     9,200   4,600      *
Suraj Puri                 11,040      *     7,360   3,680      *
Amy Cook Gavin              6,900      *     4,600   2,300      *
Samuel Louis Horowitz      13,800      *     9,200   4,600      *
Michael Aaron Horowitz     13,800      *     9,200   4,600      *
John S. Byers               5,520      *     3,680   1,840      *
Generation Capital         26,220      *    17,480   8,740      *
Associates
Thomas W. Larson           13,800      *     9,200   4,600      *
Robert Kirk                11,040      *     7,360   3,680      *
______________
*  less than 1.0
(1) Pursuant to the rules promulgated under the Exchange Act, a person is deemed to be the beneficial owner of a security if that person has the right to acquire ownership of such security within 60 days. Accordingly, the numbers in the columns above include shares issuable upon exercise of warrants that were issued to the Selling Securityholders in connection with their purchase of the Shares being offered hereby.
(2) Based on 2,710,371 shares of Common Stock outstanding as of the date of this Prospectus. Shares of Common Stock that a person has the right to acquire within 60 days after the date of this Prospectus are deemed to be outstanding in calculating the percentage ownership of the person, but are not deemed to be outstanding as to any other person.
(3) The table assumes that the Selling Securityholders will dispose of all Shares that are being registered for sale by this Prospectus.
(4) Mr. Costello is an employee of the Company and holds the position of Director of U.S. Operations.
(5) Mr. Gavin is a director of the Company.

                       PLAN OF DISTRIBUTION

     Any or all of the Shares may be sold from time to time to purchasers directly by the Selling Securityholders. Alternatively, the Selling Securityholders may from time to time offer the Shares through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Shares for whom they may act as agents. The Selling Securityholders and any such underwriters, dealers or agents that participate in the distribution of the Shares may be deemed to be underwriters under the Securities Act, and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The distribution of the Shares by the Selling Securityholders may be effected in one or more transactions that may take place on the Nasdaq Stock Market, including ordinary brokers' transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of such Shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees, discounts and commissions may be paid by the Selling Securityholders in connection with such sales or securities.

     At the time a particular offer of the Shares is made, to the extent required, a supplement to this Prospectus will be distributed (or, if required, a post-effective amendment to the Registration Statement of which this Prospectus is a part will be filed) which will identify the specific Shares being offered and set forth the aggregate amount of Shares being offered, the purchase price and the time of the offering, including the name or names of the Selling Securityholders and of any underwriters, dealer or agents, the purchase price paid by any underwriter for Shares purchased from the Selling Securityholders, and discounts, commissions and other items constituting compensation from the Selling Securityholders and any discounts, commission or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. In addition, an underwritten offering will require clearance by the National Association of Securities Dealers, Inc. of the underwriter's compensation arrangements. The Company will not receive any of the proceeds from the sale by the Selling Securityholders of the Shares offered hereby. All of the filing fees and other expenses of this Registration Statement will be borne in full by the Company other than any commissions relating to this offering.

     In connection with distributions of the Shares or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares registered hereunder in the course of hedging the positions they assume with Selling Securityholders. The Selling Securityholders may also sell shares short and redeliver the Shares registered hereunder to close out short positions. The Selling Securityholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this Prospectus. The Selling Securityholders may also loan or pledge the Shares registered hereunder to a broker-dealer and the broker-dealer may sell the Shares so loaned or upon a default the broker-dealer may effect sales of the pledged Shares pursuant to this Prospectus. As of the date of this Prospectus, to the Company's knowledge, there are no selling arrangements between any Selling Securityholders and any broker-dealer.

     Pursuant to subscription agreements entered into by the Company and the Selling Securityholders, the Company has filed the Registration Statement, of which this Prospectus forms a part, with respect to the sale of the Shares. The Company has agreed to use its best efforts to keep the Registration Statement effective until all of the Shares have become freely tradable under Rule 144(k) under the Securities Act.

     In order to comply with certain states securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the Shares may not be sold unless the Shares have been registered or qualified for sale in such sate, or unless an exemption from registration or qualification is available and obtained.

     In addition to sales pursuant to the Registration Statement of which this Prospectus forms a part, the Shares may be sold in accordance with Rule 144 under the Securities Act. Pursuant to the terms under which the Shares were sold, the Company has agreed to indemnify the Selling Securityholders against such liabilities as they may incur as a result of any untrue statement of a material fact in the Registration Statement of which this Prospectus forms a part, or any omission herein or therein to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. Such indemnification includes liabilities that the Selling Securityholders may incur under the Securities Act.
     Pursuant to the terms under which the Shares were sold, each Selling Securityholder has agreed with the Company to not sell or transfer more than 50% of the Shares held by such Selling Securityholder for a period of 180 days after November 4, 1997.

     The Company will bear all costs and expenses of the registration under the Securities Act and certain state securities laws of the Shares, other than any commissions payable with respect to sales of the Shares.

     The Company has advised the Selling Securityholders of the requirement for delivery of this Prospectus in connection with any public sale of the Shares. From time to time this Prospectus will be supplemented and amended as required by the Securities Act. During any time when a supplement or amendment is so required, the Selling Securityholders are required to cease sales until the Prospectus has been supplemented or amended.


                          LEGAL MATTERS

     The validity of the Shares offered hereby has been passed upon by Troy & Gould Professional Corporation, Los Angeles, California.


                             EXPERTS

     The audited consolidated financial statements contained in the Annual Report on Form 10-K of the Company for the year ended June 27, 1997 and incorporated in this Prospectus by reference have been so incorporated in reliance on the report of Deloitte & Touche LLP, independent public accountants, given on the authority of said firm as experts in auditing and accounting.

     No dealer, salesman or othe
person has been authorized to
give any information or make any
representations, other than those
                                 699,200 Shares of Common Stock
contained in this Prospectus, in
connection with the offering
hereby, and, if given or made,
such information and
representations must not be
relied upon as having been
authorized by the Company or the
Selling Securityholders.  This
Prospectus does not constitute a
offer to sell, or a solicitation
                                   TRIO-TECH INTERNATIONAL
of an offer to buy, any
securities to any person in any
State or other jurisdiction in
which such offer or solicitation
is unlawful.  Neither the
delivery of this Prospectus nor
any sale made hereunder shall,
under any circumstances, create
any implication that there has
been no change in the affairs of
the Company or the facts herein
set forth since the date hereof.
                                        ____________

      _______________                     PROSPECTUS
                                        ____________

     TABLE OF CONTENTS


                       Page_

                                       March 11, 1998
Available Information.  2
Incorporation of Certain
Documents by Reference  2
The Company...........  3
Risk Factors..........  4
Recent Developments...  7
Use of Proceeds........ 8
Selling Securityholders 8
Plan of Distribution.. 11
Legal Matters......... 12
Experts............... 12

                                    PART II

            INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Company estimates that expenses in connection with the distribution described in this Registration Statement will be as follows. All expenses incurred with respect to the distribution will be paid by the Company, and such amounts, with the exception of the Securities and Exchange Commission registration fees, are estimates.

     SEC registration fee.................................$ 1,378
     Accounting fees and expenses.........................  5,000
     Legal fees and expenses.............................. 10,000
     Blue Sky fees and expenses...........................  1,950
     Miscellaneous........................................._5,000_

        Total.............................................$23,328



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under California law, a California corporation may eliminate or limit the personal liability of a director of the corporation for monetary damages for breach of the director's duty of care as a director, provided that the breach does not involve certain enumerated actions, including, among other things, intentional misconduct or knowing and culpable violation of the law, acts or omission which the director believes to be contrary to the best interest of the corporation or its shareholders or which reflect an absence of good faith on the director's part, the unlawful purchase or redemption of stock, payment of unlawful dividends and receipt of improper personal benefits. The Company's Board of Directors believes that such provisions have become commonplace among major corporations and are beneficial in attracting and retaining qualified directors, and the Company's Articles of Incorporation include such provisions.

     The Company's Articles of Incorporation and Bylaws also impose a mandatory obligation upon the Company to indemnify any director or officer to the fullest extent authorized or permitted by law (as now or hereinafter in effect), including under circumstances in which indemnification would otherwise be at the discretion of the Company. In addition, the Company has entered into indemnification agreements with each of its directors and officers providing for the maximum indemnification permitted or authorized by law.

     The foregoing indemnification provisions are broad enough to encompass certain liabilities of directors and officers under the Securities Act of 1933, as amended (the "Securities Act").

     The subscription agreements between the Company and the Selling Securityholders provide that the Company shall indemnify the Selling Securityholders, and the Selling Securityholders shall indemnify the Company and the officers and directors of the Company, for certain liabilities, including certain liabilities under the Securities Act.

ITEM 16.  EXHIBITS

     The following exhibits, which are furnished with this Registration Statement or incorporated by reference, are filed as part of this Registration
Statement:
Exhibit                   _Description_
_No._
    4. Form of Common Stock certificate. (previously
       filed)
    5. Opinion of Troy & Gould Professional Corporation.
       (previously filed)
   23. Consent of Deloitte & Touche LLP.
   23. Consent of Troy & Gould Professional Corporation
       (contained in Exhibit 5.1).
   24. Power of Attorney  (previously filed)
______________


ITEM 17.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
     (b) The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement.

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3, and the information required to be included in a post-effective amendment is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                            SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Fernando, State of California, on March 5, 1998.

                          TRIO-TECH INTERNATIONAL



                          By _/s/_A. Charles Wilson_
                              A. Charles Wilson
                              Chairman of the Board

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        _Signature_                 _Title_               _Date_


_/s/_A. Charles Wilson_  Director and Chairman of the Board March 5, 1998
A. Charles Wilson

__*                      _ Director, President and Chief    March 5,  1998
Yong Siew Wai              Executive Officer (Principal
                           Executive Officer)


__*__              _ Senior Vice President and Chief Financial  March 5,1998
Victor H. M. Ting          Officer (Principal Financial
                           and Accounting Officer)


__*                      _ Director                   March 5, 1998
Jason T. Adelman


__*                      _ Director                   March 5, 1998
Frank S. Gavin


__*                      _ Director                   March 5, 1998
Richard M. Horowitz


__*                      _ Director                   March 5, 1998
F. D. (Chuck) Rogers


__*                      _ Director                   March 5, 1998
William L. Slover

* Executed on behalf of such person by A. Charles Wilson pursuant to the power of attorney granted to Mr. Wilson in the Registration Statement filed on December 4, 1997.

                          EXHIBIT INDEX



Exhibit                   _Description_
_No._
    4. Form of Common Stock certificate. (previously filed)
    5. Opinion of Troy & Gould Professional Corporation.
       (previously filed)
   23. Consent of Deloitte & Touche LLP.
   23. Consent of Troy & Gould Professional Corporation
       (contained in Exhibit 5.1).
   24. Power of Attorney (previously filed)

______________

          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of Trio-Tech International:

We consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement of Trio-Tech International on Form S-3 of our report dated September 5, 1997 appearing in the Annual Report on Form 10-K of Trio-Tech International for the year ended June 27, 1997 and to the reference to us under the heading "Experts" in the Prospectus, which is a part of this Amendment No. 1 to the Registration Statement.


Deloitte & Touche LLP

_/s/_Deloitte & Touche LLP_
Los Angeles, California
March 5, 1998